# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Goldman Sachs Real Estate Finance Trust Inc, CIK 0002027537
CUSIP: 9AI06XWG2
Title of class of securities: Series I Shares, par value $0.01 per share
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Date of event which requires filing of this statement: 01/06/2025
Filed by CIK 0002051961
Persons authorized to receive notices and communications: Koch, Inc., (Attn: Raffaele G. Fazio), 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KREI West St. Investments, LLC (CIK 0002051961): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (35.3% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above represent 2,000,000 shares of Series I Shares, par value $0.01 per share ("Class I Shares"), of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Issuer") held by KREI West St. Investments, LLC, a Delaware limited liability company ("KREI West St.").
  The percentage reflected in row 13 in the table above is calculated using 5,665,897 shares of Common Stock (as defined below) outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") on January 10, 2025. The Issuer registered its Common Stock, $0.01 par value per share ("Common Stock") pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes", specifically, as "Series T", "Series S", "Series D" and "Series I".
- Koch, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: working capital (WC); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (35.3% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above represent 2,000,000 Class I Shares held by KREI West St. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KREI West St.
  The percentage reflected in row 13 in the table above is calculated using 5,665,897 shares of Common Stock (as defined below) outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") on January 10, 2025. The Issuer registered its Common Stock, $0.01 par value per share ("Common Stock") pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes", specifically, as "Series T", "Series S", "Series D" and "Series I".

## Item 1. Security and Issuer
Title of class of securities: Series I Shares, par value $0.01 per share
Name of issuer: Goldman Sachs Real Estate Finance Trust Inc
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the Series I Shares, par value $0.01 per share ("Class I Shares"), of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by KREI West St., KREI Investment Holdings, LLC ("KREI Investment"), Koch Real Estate Investments, LLC ("Koch Real Estate"), Koch Investments Group, LLC
("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). KREI West St. is beneficially owned by KREI Investment, KREI Investment is beneficially owned by Koch Real Estate, Koch Real Estate is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, KIGH, KIG, Koch Real Estate, and KREI Investment may be deemed to beneficially own the Class I Shares held by KREI West St. by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, KIGH's beneficial ownership of KIG, KIG's beneficial ownership of Koch Real Estate, Koch Real Estate's beneficial ownership of KREI Investment, and KREI Investment's beneficial ownership of KREI West St.
The information contained in the Schedule 13D shall not be construed as an admission that any of KREI Investment, Koch Real Estate, KIG, KIGH, KCLLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Class I Shares covered by the Schedule 13D.
Residence or business address: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment: KREI West St. is principally engaged in the business of investing in other companies. KREI Investment is principally engaged as a holding company for certain investments. Koch Real Estate is principally engaged as a holding company for KREI Investment. KIG is principally engaged as a holding company for Koch Real Estate. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments. Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Each of KREI West St., KREI Investment, Koch Real Estate, KIG, KIGH and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 26, 2024, KREI West St. entered into a Subscription Agreement (the "Subscription Agreement") and a Subscription Addendum with the Issuer (the "Subscription Addendum" and, together with the Subscription Agreement, the "Investment Documents") pursuant to which KREI West St. agreed to purchase in a private placement a number of Class I Shares of the Issuer in an aggregate amount equal to $50,000,000, or $25.00 per Class I Share (the "Private Placement").

The Issuer completed the Private Placement with KREI West St. on January 6, 2025 (the "Closing Date") and, as of the Closing Date, KREI West St. beneficially owned 2,000,000 Class I Shares.

The foregoing description of the Investment Documents does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Addendum, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

The acquisitions of Class I Shares were funded with working capital of KREI West St..

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses set forth in Item 3 and 6 hereof are incorporated by reference herein in their entirety.

The Reporting Persons acquired Class I Shares for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings or private transactions, in each case, as permitted by the Investment Documents, or (3) to take any other available course of action.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons hold 2,000,000 Class I Shares, representing approximately 35.30% of the outstanding shares of Common Stock (as defined below). The percentage is calculated using 5,665,897 shares of Common Stock outstanding as of January 6, 2025, as set forth in the Issuer's current report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") on January 10, 2025. The Issuer registered its Common Stock, $0.01 par value per share ("Common Stock") pursuant to Section 12(g) of the Exchange Act. The Issuer has four different authorized series of Common Stock which the Issuer views as being part of the same single class of Common Stock. However, in order to mirror common industry terminology, the Issuer refers to its four separate series of Common Stock as four different "classes," specifically, as "Series T," Series S," Series D" and "Series I."
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,000,000 Class I Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transactions in the Class I Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class I Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Upon acquisition of the initial $50,000,000 of Class I Shares, KREI West St. will be eligible to purchase up to $50,000,000 Class F-II Shares (as defined in the Subscription Addendum) provided that, KREI West St.'s ownership of the Issuer does not exceed 45% of the Issuer's outstanding voting securities and provided that at no time shall KREI West St. own more than $100 million of the Issuer's Common Shares (as defined in the Issuer's Third Articles of Amendment and Restatement (the "Charter")). Such Class F-II Shares will not be available for purchase until March 2025, at the earliest, and will only be available for purchase for a one-year period thereafter, subject to certain extensions set forth in the Subscription Addendum.

The Subscription Addendum also provides that, no later than March 2025, the Class I Shares initially purchased by KREI West St. will be automatically exchanged for an equivalent number of Class F-I Shares (as defined in the Subscription Addendum and, together with the Class F-II Shares, the "Class F Shares") without any further consent or action required by the parties. To the extent that KREI West St. subsequently transfers a Class F Share (other than to an affiliate), such Class F Share will, without any further notice, consent or action, be converted following such transfer into Class I Shares with an equivalent net asset value.

The Class F Shares will not be registered under the Exchange Act at issuance and the Issuer will not take any action that would require the Class F Shares to be registered under the Exchange Act. Otherwise, the Class F Shares will have identical rights, preferences and privileges as the Class I Shares with certain exceptions pertaining to management fees, performance fees and the ability to participate in the Issuer's distribution reinvestment plan.

Until March 31, 2026, the Issuer has provided KREI West St. with an exemption from the Aggregate Share Ownership Limit and the Common Share Ownership Limit and all restrictions on the transfer and ownership of Common Shares contained in Article VI of the Issuer's Charter (terms used as defined in the Issuer's Charter). After March 31, 2026, unless such date is extended by the Issuer, the Aggregate Share Ownership Limit and the Common Share Ownership Limit shall apply to KREI West St. and the Issuer shall (a) redeem certain of KREI West St.'s Class F Shares (as determined in the sole discretion of KREI West St.) and (b) grant a revised ownership limit waiver to KREI West St., if required and applicable.

KREI West St. will be provided with certain information rights depending on its ownership of the Issuer, and has agreed to hold the Class F Shares for the time periods specified in the Subscription Addendum after which time KREI West St. may request that the Issuer repurchase certain of its Class F Shares pursuant to the Issuer's share repurchase program.

The foregoing description of the Subscription Addendum does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Addendum, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented by the filing of the following document:

99.1 Annex A

99.2 Subscription Agreement Addendum, dated as of January 6, 2025, by and between Goldman Sachs Real Estate Finance Trust Inc and KREI West St. Investments, LLC

99.3 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

## Signatures
- KREI West St. Investments, LLC: Jennifer Curfman, Secretary (01/14/2025)
- Koch, Inc.: Raffaele G. Fazio, Assistant Secretary (01/14/2025)